SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)
OceanFreight Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
Y64202107

(CUSIP Number)
Antonis Kandylidis
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece
011-(30) 210 614 0283

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 30, 2009

(Date of Event which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	Y64202107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Antonis Kandylidis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,080,000*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,080,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

2,080,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.2%

14	TYPE OF REPORTING PERSON

IN
* Mr. Kandylidis may be deemed to beneficially own 2,000,000 of these shares through Basset Holdings Inc., a Marshall Islands company of which he is the controlling person. Mr. Kandylidis may be deemed to beneficially own the remaining 80,000 shares through Steel Wheel Investments Limited, a Marshall Islands company of which he is also the controlling person.

CUSIP No.	Y64202107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Basset Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	2,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	10.8%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	Y64202107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steel Wheel Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		80,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	80,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0.4%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	Y64202107
The Purpose of this Amendment No. 1 to Schedule 13D is to report the entry into a lock up agreement by Mr. Antonis Kandylidis with YA Global Master SPV Ltd., or YA Global, dated January 30, 2009, in connection with the Standby Equity Purchase Agreement (the “Purchase Agreement”) by and between OceanFreight Inc. (the “Issuer”) and YA Global relating to the offer and sale of up to $147,885,850 of common shares, par value $0.01 per share, of the Issuer from time to time.
Item 1. Security and Issuer.
     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON September 17, 2008.
Item 2. Identity and Background.
     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON September 17, 2008.
Item 3. Source and Amount of Funds or Other Consideration.
     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON September 17, 2008.
Item 4. Purpose of Transaction.
     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON September 17, 2008.
Item 5. Interest in Securities of the Issuer.
     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON September 17, 2008.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On January 30, 2009, Mr. Antonis Kandylidis entered into a lock up agreement with YA Global in connection with the Purchase Agreement by and between the Issuer and YA Global relating to the offer and sale of up to $147,885,850 of common shares, par value $0.01 per share, of the Issuer from time to time. Mr. Kandylidis has agreed, on behalf of himself and his affiliates, that he will not directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of his common stock held or securities convertible into or exchangeable for common stock, warrants or any rights to purchase or acquire, common stock during each period beginning on the 5th trading day immediately prior to the date on which any Advance Notice (as defined in the Purchase Agreement) is delivered by the Issuer and ending on the 5th trading day immediately following the Advance Settlement Date (as defined in the Purchase Agreement) with respect to common shares sold pursuant to such Advance Notice for so long as the Purchase Agreement is in effect.
Item 7. Material to be Filed as Exhibits.
Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2009 (Date)

/s/ Antonis Kandylidis

Antonis Kandylidis *

BASSET HOLDINGS INC.*

BY: /s/ Ioannis Cleanthous

Name: Ioannis Cleanthous Title: Sole Director

STEEL WHEEL INVESTMENTS LIMITED *

BY: /s/ Ioannis Cleanthous

Name: Ioannis Cleanthous Title: Sole Director

*	The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.